[redacted]

11021093

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~68231~~ 44162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Syndicated Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Ocean Avenue Second Floor
(No. and Street)

Santa Monica	California	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

310-255-4490
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, Faith Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Syndicated Capital, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 3RD day of February, 2011, by
Date Month Year

(1) Faith Lee,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (X)

~~(and~~

~~(2) ______,~~
~~Name of Signer~~

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

Signature *Nancy J. Geitgey*
Signature of Notary Public

NANCY J. GEITGEY
Commission # 1788469
Notary Public - California
Los Angeles County
My Comm. Expires Jan 29, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: none

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

Board of Directors
Syndicated Capital, Inc.
Santa Monica, CA 90401

I have audited the accompanying statement of financial condition of Syndicated Capital, Inc. as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Syndicated Capital, Inc. as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2011

SYNDICATED CAPITAL, INC.

Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	833,999
Accounts receivable		128,908
Receivable from clearing organizations		164,146
Deposits from clearing organizations		939,497
Due from brokers		49,398
Marketable securities, at market value		609,864
Fixed assets		
net of accumulated depreciation of $28,938		-
Other assets		80,709
Total assets	$	2,806,521

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable		5,680
Commissions payable		324,715
Income taxes payable		1,701
Payable to clearing organizations		13,508
Total liabilities	$	345,604
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value. 200,000 shares authorized, 112,000 shares issued, and outstanding		112,000
Additional paid in capital		450,000
Retained earnings		1,898,917
Total stockholder's equity		2,460,917
Total liabilities and stockholder's equity	$	2,806,521

SYNDICATED CAPITAL, INC.

Statement of Income
For the year ended December 31, 2010

REVENUES:	
Commissions	$ 3,440,305
Interest and dividend income	7,462
Gain on investment	76,677
Other income	506,091
Total income	4,030,535
EXPENSES:	
Clearing fees	163,373
Commissions	2,610,744
Communications	2,185
Employee compensation and benefits	415,875
Legal and professional	145,622
Occupancy	30,683
Other operating expenses	310,192
Total expenses	3,678,674
INCOME BEFORE INCOME TAXES	351,861
INCOME TAX PROVISION (Note 2)	
Income tax expense	800
NET INCOME	$ 351,061

The accompanying notes are an integral part of these financial statements

SYNDICATED CAPITAL, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2010

	Common Stock	Additional Paid-in-capital	Retained Earnings	Total Stockholder's Equity
Beginning balance January 1, 2010	$ 112,000	$ 450,000	$ 1,547,856	$ 2,109,856
Net income			351,061	351,061
Ending balance December 31, 2010	$ 112,000	$ 450,000	$ 1,898,917	$ 2,460,917

The accompanying notes are an integral part of these financial statements

SYNDICATED CAPITAL, INC.

Statement of Cash Flows
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 351,061
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	7,605
(Increase) decrease in:	
Accounts receivable	(6,857)
Commissions receivable	72,471
Receivable from clearing organizations	(83,525)
Deposits with clearing organizations	(64,823)
Marketable securities, at market value	(530,340)
Other assets	(17,669)
Increase (decrease) in:	
Accounts payable	(18,325)
Commissions payable	152,034
Payable to clearing organization	8,688
Subordinated note payable	(404,250)
Income taxes payable	1,701
Total adjustments	(883,290)
Net cash used in operating activities	(532,229)
Decrease in cash	(532,229)
Cash-beginning of period	1,366,228
Cash-end of period	$ 833,999

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$ -
Income taxes	$ 800

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Syndicated Capital, Inc (the "Company") was registered as an introducing broker-dealer under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by clearing organizations. The Company does not hold customer funds and/or securities.

The Company primarily earns commissions through the sale of equities, mutual funds, variable annuities, and private placements. The Company has about 3,200 clients located throughout the United States. No one client comprises a significant revenue source.

Summary of significant accounting policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The company includes money market accounts as cash equivalents.

Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis, including proprietary investment transactions.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment is depreciated over its estimated useful life of five (5) years by the straight line method.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to S Corporation. There is no financial impact to these financial statements.

The Company adopted SFAS No. 130, "Reporting Comprehensive Income, " which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2010.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". SFAS No. 157 defines fair value, established a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair values. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal periods. Management believes that the adoption of SFAS No. 157 will not have a material impact on the financial results of the Company.

Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has entered into a clearing agreement with Pershing, LLC, a BNY Securities Group Co., who carries the accounts of the customers of the Company. The Company has deposited $100,000 with its clearing firm as security for its transactions with them. The balance at December 31, 2010, includes interest earned for a deposit total of $100,796. The Company also maintains other cash and money market accounts at the clearing organization.

The Company entered into a similar agreement with Wedbush Morgan Securities, whereby the Company is required to maintain a deposit with them having a market value of at least $100,000. The Company has deposited $100,000 with its clearing firm as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at December 31, 2010, includes interest earned for a deposit total of $838,701.

Note 3: RECEIVABLE FROM NON-CUSTOMERS, NET

Net non-customer receivables consist of various receivables from current and former brokers, which are unsecured, non-interest bearing and due on demand. The account is recorded net of an allowance for bad debts of $146,845, due to the default on a note receivable from a former broker.

Note 4: EQUIPMENT, NET

Equipment as of December 31, 2010 consists of the following:

		Life in years
Equipment	$ 28,938	5
Less accumulated depreciation	(28,938)	
	$ 0.00	

Depreciation expense for the year ended December 31, 2010, is $7,605

Note 6: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note1), the Company has elected the S Corporate Tax status, therefore no Federal Income Tax provision is provided.

The tax provision at December 31, 2010 consists of the following:

California	$ 800
Total Income Tax Provision	$ 800

Note 7: RELATED PARY TRANSACTIONS

The Company shares facilities with an investment advisory firm whose chairman is the Company's sole stockholder. The Company helps distribute a mutual fund for which the investment advisory firm is an investment advisor. The Company receives less than 1% of its revenue from this investment advisory firm.

Note 8: COMMITMENTS AND CONTINGENCIES

During 2010, the company was named as a respondent in two separate arbitration proceedings initiated by former customers. The claimants alleged breach of contract, unjust enrichment, breach of implied covenant of good faith and fair dealing, fraud, and respondent superior. The claimants are seeking unspecified damages. Both matters are scheduled to be heard by FINRA in June, 2011. The company's legal counsel is not able to neither provide an opinion of outcome nor estimate the amount or range of potential loss.

Note 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2010 the Company had net capital of $2,033,210, which was $1,933,210 in excess of its required net capital of $100,000, and the Company's ratio of aggregate indebtedness ($345,604) to net capital was 0.17 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

SYNDICATED CAPITAL, INC

Statement of Net Capital
Schedule I
December 31, 2010

	Focus 12/2010	Audit 12/2010	Change
Stockholders' equity,December 31, 2010	$2,650,526	$2,460,917	$189,609
Subtract - Non allowable assets:			
Accounts receivable	173,438	12,891	160,547
Due from brokers	-	49,398	(49,398)
Marketable securities, at market	209,536	209,536	-
Fixed assets, net	7,605	-	(7,605)
Other assets	80,708	80,709	(1)
Tentative net capital	2,179,239	2,108,383	70,856
Haircuts:	74,110	75,173	(1,063)
NET CAPITAL	2,105,129	2,033,210	71,919
Minimum net capital requirements	(100,000)	(100,000)	
Excess net capital	2,205,129	2,133,210	71,919
Aggregate indebtedness	274,747	345,604	(70,857)
Ratio of aggregate indebtedness to net capital	0.13%	0.17%	

The differences were due to year end adjustments for accumulated depreciation and additional accruals at December 31, 2010.

The accompanying notes are an integral part of these financial statements.

SYNDICATED CAPITAL, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2010

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Syndicated Capital, Inc.
Santa Monica, CA 90401

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Syndicated Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Syndicated Capital, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Syndicated Capital, Inc.'s management is responsible for the Syndicated Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2011

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Syndicated Capital, Inc.
Santa Monica, CA 90401

In planning and performing my audit of the financial statements of Syndicated Capital, Inc. for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Syndicated Capital, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Syndicated Capital, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2011

SYNDICATED CAPITAL, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2010

SYNDICATED CAPITAL, INC.

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